UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 14 April 2016

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X



Harmony provides production overview

Johannesburg: Thursday, 14 April 2016. Harmony Gold Mining Company Limited ("Harmony" and/or "the Company") advises that its production guidance for the financial year of about 1.1 million ounces is maintained. The March 2016 quarter was 6% higher than the comparative quarter in the previous financial year, but 9% lower than the December 2015 quarter. Total production was impacted by the late start-ups following the December holiday, combined with the impact of the earlier than usual Easter holidays, a maintenance upgrade at Kusasalethu and a safety stoppage at Target.

Supported by stronger cash flows and mining above its guided grade of 5g/t, the Company is well positioned to further benefit from the higher gold price. Cash operating costs including capital for the March 2016 quarter is approximately R455 000/kg or US$900/oz (an exchange rate of R15.80/US$), well below the average gold price for the quarter.

The Company's net debt position by quarter end reduced by 35% to approximately R1.7 billion (from R2.5 billion at the end of the previous quarter). The strong R/kg price received during the quarter of about R600 000/kg strengthened Harmony's cash flow. Cash certainty was further created by the foreign exchange hedging contracts that were announced in February 2016. Harmony remains on track to repay all of its debt by the end of calendar year 2016.

"Our focus is firmly set on further improving our safety, achieving close to our guided production of about 1.1 million ounces for the financial year 2016 and repaying all of our debt", Peter Steenkamp, chief executive officer of Harmony, said.

Harmony has changed to semi-annual reporting (reported early March 2016) and its financial results for the 6 months and year ended 30 June 2016 will be published on 17 August 2016.

Ends.

Issued by Harmony Gold Mining Company Limited

For more details contact:

Henrika Ninham
Investor Relations Manager
+27(0) 82 759 1775

Marian van der Walt
Executive: Corporate and Investor Relations
+27(0) 82 888 1242

Corporate office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000

Listing codes:
JSE: HAR
NYSE: HMY

ISIN no:
ZAE000015228

Registration no: 1950/038232/06

Harmony Gold Mining Company Limited (Harmony), a world-class gold mining and exploration company, has operations and assets in South Africa and Papua New Guinea. Harmony, which has more than 60 years' experience in the industry, is the third largest gold producer in South Africa. Our assets include 9 underground mines and 1 open pit operation and several surface sources in South Africa. Our assets in PNG – an open pit mine (Hidden Valley), as well as the significant Golpu project – are held in a joint venture. We also own several exploration tenements, in Papua New Guinea.

The company's primary stock exchange listing is on the JSE with a secondary listing on the New York Stock Exchange. The bulk of our shareholders are in South Africa and the United States. Additional information on the company is available on the corporate website, www.harmony.co.za.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 14, 2016

Harmony Gold Mining Company Limited

By: /s/ Frank Abbott

Name: Frank Abbott
Title: Financial Director